                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                   FORM 11-K/A

                               Amendment No. 1 to

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

         [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934.
             For the fiscal year ended December 31, 1998

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934.
             For the transition period from ________ to ________

             Commission file number     0-8570

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND
                                 INVESTMENT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 MANDALAY RESORT GROUP
                 (formerly Circus Circus Enterprises, Inc.)
                 3950 Las Vegas Boulevard South
                 Las Vegas, Nevada  89119

                   CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND
                                 INVESTMENT PLAN

                          INDEX TO FINANCIAL STATEMENTS


                                                               Page
                                                               ----
Report of Independent Public Accountants                          3

Statements of Net Assets Available for Benefits
  as of December 31, 1998 and 1997                                5

Statement of Changes in Net Assets Available for
  Benefits for the Year Ended December 31, 1998                   6

Notes to Financial Statements                                  7-13

Schedules:
 II.   Combining Statements of Net Assets Available
         for Benefits as of December 31, 1998 and 1997        14-15

III.   Combining Statement of Changes in Net Assets
         Available for Benefits for the Year
         Ended December 31, 1998                                  16

Schedule of Assets Held for Investment at
  December 31, 1998 (Form 5500 Schedule 27(a))                    17

Reportable Transactions for the Year
  Ended December 31, 1998 (Form 5500 Schedule 27(d))              18


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
  of Mandalay Resort Group (formerly Circus Circus Enterprises, Inc.):

We have audited the accompanying statements of net assets available for benefits (including Schedule II) of Circus Circus Employees' Profit Sharing and Investment Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits (including Schedule
III) for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment at December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                ARTHUR ANDERSEN LLP

Las Vegas, Nevada
May 26, 1999 except for Note 6, as to which the date is June 17, 1999

                   CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND
                                 INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                         AS OF DECEMBER 31, 1998 AND 1997

                                                     1998               1997
                                                 -----------        -----------
CASH                                             $ 4,356,144        $ 3,500,164

CONTRIBUTIONS RECEIVABLE:

  Employee                                           152,474            212,575
  Employer                                           221,861            749,918

INVESTMENT INCOME RECEIVABLE                         121,951            582,961

INVESTMENTS, at contract or market value:

  Circus Circus Common Stock Fund
   (cost of $12,941,384 and $14,094,667)           6,623,637         12,374,271

  Fixed Income Fund
   (cost of $22,724,349 and $19,649,988)          22,724,349         19,649,988

  General Common Stock Fund
   (cost of $6,353,602 and $4,485,140)            10,107,554          7,064,988

  U.S. Government Securities Fund
   (cost of $1,398,167 and $1,054,608)             1,429,200          1,071,375

  Capital Fund
   (cost of $4,938,433 and $3,446,440)             5,232,603          3,849,320

  Small Capitalization Index Fund
   (cost of $2,560,880 and $1,468,075)             2,479,940          1,653,521

  International Growth Fund
   (cost of $1,602,153 and $997,687)               1,572,534            941,900

  ESOP Fund
   (cost of $10,631,560 and $12,201,278)           4,469,042          9,292,527
                                                 -----------        -----------

  NET ASSETS                                     $59,491,289        $60,943,508
                                                 -----------        -----------
                                                 -----------        -----------


The accompanying notes are an integral part of these statements.

                   CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND
                                 INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


CONTRIBUTIONS:
  Employee                              $  6,903,478

  Employer automatic                       4,014,951

  Employer matching                          481,910
                                        ------------
    Total contributions                   11,400,339
                                        ------------
INVESTMENT INCOME:

  Interest                                    66,770

  Cash dividends                           2,246,873
                                        ------------
    Total investment income                2,313,643
                                        ------------
INVESTMENT LOSSES:

  Realized losses, net                      (315,391)

  Unrealized depreciation                 (7,093,413)
                                        ------------

     Total net investment losses          (7,408,804)
                                        ------------

INCREASE BEFORE DISTRIBUTIONS              6,305,178

BENEFIT DISTRIBUTIONS                     (7,757,397)
                                        ------------
DECREASE IN NET ASSETS                    (1,452,219)

NET ASSETS, beginning of year             60,943,508
                                        ------------
NET ASSETS, end of year                 $ 59,491,289
                                        ------------
                                        ------------


   The accompanying notes are an integral part of this statement.

                   CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND
                                 INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

(1)  DESCRIPTION OF THE PLAN

The following description of the Circus Circus Employees' Profit Sharing and Investment Plan (the "Plan") provides only general information. Plan participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was adopted as a 401(k) plan by the Board of Directors of Mandalay Resort Group ("MRG") (formerly Circus Circus Enterprises, Inc.) in August 1985 and has been approved by the Board of Directors of each of its wholly owned subsidiaries which are participating employers (collectively referred to as the "Company"). Certain other amendments have been made to the Plan from time to time, including those necessary to comply with Internal Revenue Service and Department of Labor guidelines.

The Plan is administered by MRG except with respect to investments (see Note 2). Plan amendments must be approved by MRG's Board of Directors.

The Plan is a voluntary defined contribution plan covering primarily nonunion employees of at least age 21 who have completed one year of service, including at least 1,000 hours of service as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

CONTRIBUTIONS

Contributions to the Plan are limited under certain provisions of the Internal Revenue Code (the "Code") as follows:

i. Section 401(k) of the Code establishes maximum percentages of compensation which may be contributed as elective contributions by participants of the Plan who constitute "Highly Compensated Employees" (as defined in the Code).

ii. Section 401(m) of the Code establishes maximum percentages of compensation which may be contributed as matching contributions on behalf of such Highly Compensated Employees.

iii. Section 402(g) of the Code establishes a specific dollar limitation on the amount of an individual participant's elective contributions to the Plan.

iv. Section 415 of the Code establishes limitations on the combined amounts of annual employer and employee contributions and forfeitures which may be credited to an individual participant's account.

         EMPLOYEE SAVINGS CONTRIBUTIONS

         The Plan provides for each participant to contribute up to 15 percent of his/her compensation unless otherwise reduced to comply with limitations as contained in the Internal Revenue Code. The participants may elect to have such contributions invested in any of seven investment options (see Note 2 "Investment Options").

         Savings contributions are accepted on the condition that they fall within certain limitations contained in the Plan document. Savings contributions that do not comply with those limitations are returned (with the earnings, if any, on such amount) to the participant after the Plan year end.

         AUTOMATIC CONTRIBUTIONS

         The Company contributes an amount to each eligible participant's account annually based on years of credited service (as defined). Automatic contributions, ranging from $250 for one year of credited service to $800 for eight or more years of credited service, are funded in cash.

         EMPLOYER MATCHING CONTRIBUTIONS

         The Company matches 25% of participant savings contributions up to specified maximum amounts per participant ranging from $62.50 for one year of credited service to $200 for eight or more years of credited service. The contributions are funded in cash.

         EMPLOYER DISCRETIONARY CONTRIBUTIONS

         The Plan also provides for discretionary contributions to be made by the Company, if approved by MRG's Board of Directors. No employer discretionary contributions had been made through December 31, 1998.

VESTING

Participants eligibly employed before July 3, 1989, and who entered the Plan on or before December 31, 1992, are fully vested in all employer contributions and related earnings. For participants with initial eligible employment dates on or after July 3, 1989, and for participants with eligible employment dates prior to July 3, 1989, but who did not enter the Plan until after December 31, 1992, employer contributions and earnings thereon begin vesting in annual 25% increments after three years of service and are completely vested after six years of service, as defined in the Plan. All employee contributions and earnings thereon are 100% vested, regardless of employment date.

The Plan requires a participant to reach age 65 and to complete five years of Plan participation to qualify for normal retirement. All accounts are fully vested at the time of normal retirement. In the event of death or total disability (as defined) of a participant, the participant's accounts also become fully vested.

Upon termination of employment prior to normal retirement, total disability or death, the unvested portion of a participant's account is forfeited. Such forfeitures of $78,532 occurring during the 1997 Plan year will be allocated among the remaining participants in proportion to the respective participant's automatic contributions for the 1998 Plan year.

BENEFITS

The benefit to which a participant is entitled is paid in a lump sum. The following benefits are payable under the provisions of the Plan:

         RETIREMENT BENEFIT

         Upon the later of reaching normal retirement age (65 years of age), or accumulating five years of Plan participation, a participant is entitled to a retirement benefit in an amount equal to 100% of the participant's account balance.

         DEATH BENEFIT

         In the event of the death of a participant, his designated beneficiary is entitled to a death benefit in an amount equal to 100% of the participant's account balance.

         DISABILITY BENEFIT

         In the event a participant becomes totally disabled (as defined), such participant is entitled to a disability benefit in an amount equal to 100% of the participant's account balance.

         SEVERANCE OF EMPLOYMENT BENEFIT

         In the event a participant's employment with the Company is terminated, such participant is entitled to a severance of employment benefit in an amount equal to the participant's vested account balance.

         BENEFITS PAYABLE

         Net assets available for benefits at December 31, 1998 and 1997 include the market values of $407,894 and $11,111, respectively, for distributions to be paid subsequent to year end.

(2)  INVESTMENT OPTIONS

Effective January 1, 1996, all employer contributions are made in cash and are directed to investment options in accordance with the participant's investment election as of the last day of the Plan year. All employee contributions are invested among the following seven investment options available under the Plan, at the direction of the participant. No portion of the ESOP fund investments may be directed by participants into other funds prior to 1999. To the extent a participant does not specifically designate investment elections, undesignated amounts will be invested in Fund B, the Fixed Income Fund, unless the Trustee designates a different default fund or until a designation can be obtained from the participant. The participant-directed investment options available are as follows:

         FUND A - CIRCUS CIRCUS COMMON STOCK FUND

         This Fund is invested by Bank of America, Nevada (the "Trustee"), primarily in Circus Circus Enterprises, Inc. common stock. The Trustee has discretion as to the timing and manner of purchasing shares of common stock. Cash dividends or interest, if any, are reinvested in this fund, and any stock dividends or shares issued pursuant to a stock split on the shares held by this fund will be added to this fund.

         The respective numbers of shares of Circus common stock held by this fund as of the dates indicated are as follows:


                                    December 31,
                                 ----------------
                                 1998        1997
                                 ----        ----
         Number of shares      585,489     603,623


         FUND B - FIXED INCOME FUND

         Investments in Fund B are generally invested by the Trustee in the Merrill Lynch Retirement Preservation Trust (the "Merrill Lynch Fund"), which is a collective trust fund available for investments by qualified retirement plans. The Merrill Lynch Fund's investment goal is to obtain high current income consistent with the preservation of capital and the maintenance of liquidity. The Merrill Lynch Fund is invested primarily in contracts issued by insurance companies and banks which provide for a return of principal plus interest, either periodically or at maturity. Investments may also include money market instruments. Merrill Lynch Trust Company ("Merrill Lynch") and

         Merrill Lynch Asset Management, L.P. (entities entirely owned, directly or indirectly, by Merrill Lynch & Co., Inc.) are the trustee and the investment advisor, respectively, of the Merrill Lynch Fund.

         FUND C - GENERAL COMMON STOCK FUND

         This fund is invested by the Trustee in the S&P 500 Index Portfolio (the "Portfolio"), an investment fund constituting a part of the SEI Index Funds and managed by SEI Investments Fund Management. The Portfolio seeks to provide investment results that correspond to the aggregate price and dividend performance of the securities in the Standard & Poor's 500 Composite Price Index.

         FUND D - U.S. GOVERNMENT SECURITIES FUND

         This fund is invested by the Trustee in institutional shares of the Federated U.S. Government Securities Fund: 2-5 years (the "U.S. Fund"). The U.S. Fund invests in U.S. government securities to provide current income, and invests only in those securities with remaining maturities of five years or less.

         FUND E - CAPITAL FUND

         This fund is invested by the Trustee in Class A shares of Merrill Lynch Capital Fund, Inc. (the "Capital Fund"). The Capital Fund seeks to achieve high total investment return consistent with prudent risk by investing in equity securities, corporate bonds or money market securities.

         FUND F - SMALL CAPITALIZATION INDEX FUND

         This fund is invested by the Trustee in the Small Capitalization Stock Portfolio of the Vanguard Index Trust (the "Small Cap Fund") and is administered by Vanguard's Core Management Group. The Small Cap Fund seeks to replicate the aggregate price and yield performance of the Russell 2000 Small Stock Index, a broadly diversified small-capitalization stock index consisting of approximately 2,000 common stocks.

         FUND G - INTERNATIONAL GROWTH FUND

         This fund is invested by the Trustee in the Scudder International Fund (the "International Fund"), one of a series of funds of Scudder International Fund, Inc. and is managed by Scudder Kemper Investments, Inc. The International Fund seeks long-term growth of capital by investing in a diversified portfolio of marketable stocks issued by non-U.S. companies, thus permitting participation in foreign economies having prospects for growth.

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accrual Basis of Accounting

The Plan's financial statements are prepared on a modified accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

PLAN EXPENSES

Plan expenses, including accounting, legal, trustee and any other costs of administering the Plan, are paid by the Company or charged to the Plan at the discretion of MRG's Board of Directors. All Plan expenses during 1998 were paid by the Company.

VALUATION OF INVESTMENTS

Contributions to the Fixed Income Fund beginning in 1991 are placed in the Merrill Lynch Retirement Preservation Trust, formerly named the Merrill Lynch GIC Managed Trust. The interest rate earned on such investments is the weighted average rate determined by the individual contracts or investments that make up the Trust. The investment in such accounts reflected in the statements of net assets available for benefits subsequent to 1990 is stated at the amount of the contributions plus the interest earned to date.

The values of the General Common Stock Fund, U.S. Government Securities Fund, Capital Fund, Small Capitalization Index Fund and the International Growth Fund at the financial statement date are based on the latest available closing prices of the investments included in those funds.

The value of the Circus Circus Common Stock Fund and the ESOP Fund are based on the latest available quoted closing price of the Company's common stock, which was $11.31 and $20.50 per share as of December 31, 1998 and 1997, respectively. Subsequent to the end of the 1998 Plan year, the market value of the Company's common stock increased to $21.00 on May 26, 1999.

(4)  FEDERAL INCOME TAXES

The Company received a favorable determination letter, dated July 22, 1997, from the Internal Revenue Service with respect to the tax exempt status of the Plan (under Code Section 401(a)), and as to whether the Plan qualifies for deferred tax treatment of contributions (under Code

Section 401(k)). In management's opinion, within the limits established by the Plan, a participant in the Plan is not subject to any federal income tax on the contributions of the participant or the Company, or on the dividends, interest or profits from sales of securities held by the Trustee, until such amounts are withdrawn by the participant.

(5)  PLAN TERMINATION

Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan in whole or in part at any time.

(6)  SUBSEQUENT EVENTS

Effective May 1999, the Plan changed its trustee from Bank of America to Wells Fargo Bank.

Pursuant to a vote by the Company's shareholders on June 17, 1999, the Company changed its name to Mandalay Resort Group.


                                             CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND                       SCHEDULE II
                                                          INVESTMENT PLAN                                      PAGE 1 OF 2

                                        COMBINING STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      AS OF DECEMBER 31, 1998

                                       CIRCUS
                                       CIRCUS                  GENERAL      U.S.
                                       COMMON       FIXED       COMMON   GOVERNMENT                SMALL
                                        STOCK      INCOME       STOCK    SECURITIES  CAPITAL  CAPITALIZATION  INTERNATIONAL
                                        FUND        FUND        FUND        FUND       FUND     INDEX FUND    GROWTH FUND   ESOP
    ASSETS                   TOTAL      FUND A      FUND B      FUND C     FUND D     FUND E      FUND F         FUND G      FUND
    ------               ----------- ---------- ----------- ----------- ----------- ----------   ----------   ---------- ----------
CASH                     $ 4,356,144 $  451,224 $ 2,835,947 $   412,364 $    93,008 $  288,814    $ 139,080   $   84,072 $   51,635

CONTRIBUTIONS
  RECEIVABLE:

  Employee                   152,474     20,391      50,622      30,495       7,636     20,495       14,205        8,630          -
  Employer                   221,861     22,766     146,725      21,371       4,827     14,774        7,035        4,363          -

EMPLOYEE TRANSFERS                 -    (35,980)    162,956      (8,873      79,228  (175,208)        4,474      (26,597)         -

INVESTMENT INCOME
  RECEIVABLE                 121,951          -     116,256           -       5,695         -             -            -          -

INVESTMENTS, at contract
    or market value:
  Circus Circus Common
    Stock Fund             6,623,637  6,623,637           -           -           -          -            -            -          -
  Fixed Income Fund       22,724,349          -  22,724,349           -           -          -            -            -          -
  General Common Stock
    Fund                  10,107,554          -           -  10,107,554           -          -            -            -          -
  U.S. Government
    Securities Fund        1,429,200          -           -           -   1,429,200          -            -            -          -
  Capital Fund             5,232,603          -           -           -           -  5,232,603            -            -          -
  Small Capitalization
    Index Fund             2,479,940          -           -           -           -          -    2,479,940            -          -
  International Growth
    Fund                   1,572,534          -           -           -           -          -            -    1,572,534          -
  ESOP Fund                4,469,042          -           -           -           -          -            -            -  4,469,042
                         ----------- ---------- ----------- ----------- ----------- ----------   ----------   ---------- ----------

    NET ASSETS           $59,491,289 $7,082,038 $26,036,855 $10,562,911 $ 1,619,594 $5,381,478   $2,644,734   $1,643,002 $4,520,677
                         ----------- ---------- ----------- ----------- ----------- ----------   ----------   ---------- ----------
                         ----------- ---------- ----------- ----------- ----------- ----------   ----------   ---------- ----------

                                The accompanying notes are an integral part of these statements.



                                             CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND                       SCHEDULE II
                                                          INVESTMENT PLAN                                      PAGE 2 OF 2

                                        COMBINING STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      AS OF DECEMBER 31, 1997

                                       CIRCUS
                                       CIRCUS                  GENERAL      U.S.
                                       COMMON       FIXED       COMMON   GOVERNMENT                SMALL
                                        STOCK      INCOME       STOCK    SECURITIES  CAPITAL  CAPITALIZATION INTERNATIONAL
                                        FUND        FUND        FUND        FUND       FUND     INDEX FUND   GROWTH FUND   ESOP
    ASSETS                   TOTAL      FUND A      FUND B      FUND C     FUND D     FUND E      FUND F        FUND G      FUND
    ------               ----------- ----------- ----------- ----------- ----------- ----------   ----------  ---------- ----------
CASH                     $ 3,500,164 $   421,033 $ 2,355,491 $   280,285 $    60,062 $  228,060   $   94,818  $   60,123 $      292

CONTRIBUTIONS
  RECEIVABLE:
  Employee                   212,575      33,580      84,755      32,009       5,973     31,542       14,968       9,748          -
  Employer                   749,918      90,239     504,693      60,054      12,869     48,865       20,316      12,882          -

FORFEITURES RECEIVABLE             -      28,248     172,470      18,361       3,918     14,926        6,137       3,883   (247,943)

INVESTMENT INCOME
  RECEIVABLE                 582,961           -     109,300      75,295           -    167,777      115,243     115,346          -
  INVESTMENTS,at contract
    or market value:

   Circus Circus Common
     Stock Fund           12,374,271  12,374,271           -           -           -          -            -           -          -

   Fixed Income Fund      19,649,988           -  19,649,988           -           -          -            -           -          -

   General Common Stock
     Fund                  7,064,988           -           -   7,064,988           -          -            -           -          -

   U.S. Government
     Securities Fund       1,071,375           -           -           -   1,071,375          -            -           -          -

   Capital Fund            3,849,320           -           -           -           -  3,849,320            -           -          -

   Small Capitalization
     Index Fund            1,653,521           -           -           -           -          -    1,653,521           -          -

   International Growth
     Fund                    941,900           -           -           -           -          -            -     941,900          -

   ESOP Fund               9,292,527           -           -           -           -          -            -           -  9,292,527
                         ----------- ----------- ----------- ----------- ----------- ----------   ----------  ---------- ----------
      NET ASSETS         $60,943,508 $12,947,371 $22,876,697 $ 7,530,992 $ 1,154,197 $4,340,490   $1,905,003  $1,143,882 $9,044,876
                         ----------- ----------- ----------- ----------- ----------- ----------   ----------  ---------- ----------
                         ----------- ----------- ----------- ----------- ----------- ----------   ----------  ---------- ----------
                                  The accompanying notes are an integral part of these statement.


                                                                   SCHEDULE III


                    CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND
                                 INVESTMENT PLAN

          COMBINING STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                       FOR THE YEAR ENDED DECEMBER 31, 1998

                                          CIRCUS CIRCUS
                                          COMMON STOCK      FIXED      GENERAL COMMON   U.S. GOVERNMENT
                                             FUND        INCOME FUND    STOCK FUND      SECURITIES FUND
                                TOTAL       FUND A         FUND B         FUND C            FUND D
                             -----------  -----------    ----------    ----------       ---------------
CONTRIBUTIONS:
  Employee                   $ 6,903,478  $   987,682    $ 2,318,934   $ 1,357,058        $ 272,782
  Employer automatic           4,014,951      390,512      2,752,249       357,140           80,860
  Employer matching              481,910       70,920        221,695        76,036           16,975
                             -----------  -----------    -----------   -----------       ----------
    Total contributions       11,400,339    1,449,114      5,292,878     1,790,234          370,617
                             -----------  -----------    -----------   -----------       ----------
INVESTMENT INCOME:
  Interest                        66,770            -              -             -           66,770
  Cash dividends               2,246,873       10,446      1,392,328       182,810            7,025
                             -----------  -----------    -----------   -----------       ----------
    Total investment income    2,313,643       10,446      1,392,328       182,810           73,795
                             -----------  -----------    -----------   -----------       ----------
INVESTMENT GAINS (LOSSES):
  Realized gains (losses),
    net                         (315,391)    (458,170)             -       221,622            7,442
  Unrealized appreciation
   (depreciation)             (7,093,413)  (4,931,352)             -     1,707,212           25,602
                             -----------  -----------    -----------   -----------       ----------
    Total net investment
       gains (losses)        ( 7,408,804)  (5,389,522)             -     1,928,834           33,044
                             -----------  -----------    -----------   -----------       ----------
TRANSFERS                              -     (520,352)       (60,545)      185,670          139,328
                             -----------  -----------    -----------   -----------       ----------
BENEFIT DISTRIBUTIONS         (7,757,397)  (1,415,019)    (3,464,503)   (1,055,629)        (151,387)
                             -----------  -----------    -----------   -----------       ----------
INCREASE (DECREASE) IN
  NET ASSETS                  (1,452,219)  (5,865,333)     3,160,158     3,031,919          465,397

NET ASSETS, beginning of year 60,943,508   12,947,371     22,876,697     7,530,992        1,154,197
                             -----------  -----------    -----------   -----------       ----------
NET ASSETS, end of year      $59,491,289  $ 7,082,038    $26,036,855   $10,562,911       $1,619,594
                             -----------  -----------    -----------   -----------       ----------
                             -----------  -----------    -----------   -----------       ----------


                                                      SMALL
                                       CAPITAL    CAPITALIZATION  INTERNATIONAL
                                         FUND       INDEX FUND     GROWTH FUND     ESOP
                                        FUND E        FUND F         FUND G        FUND
                                       ---------- --------------  ------------- ----------
CONTRIBUTIONS:
  Employee                             $  954,322   $  630,548     $  382,152   $        -
  Employer automatic                      246,485      115,849         71,856            -
  Employer matching                        52,954       26,751         16,579            -
                                       ----------   ----------     ----------   ----------
    Total contributions                 1,253,761      773,148        470,587            -
                                       ----------   ----------     ----------   ----------
INVESTMENT INCOME:
  Interest
  Cash dividends                          316,735      174,290        161,205        2,034
                                       ----------   ----------     ----------   ----------
    Total investment income               316,735      174,290        161,205        2,034

INVESTMENT GAINS (LOSSES):
  Realized gains (losses),
    net                                    (9,401)     (39,255)        56,175      (93,804)
  Unrealized appreciation
   (depreciation)
                                          (39,266)    (201,171)       (20,904)  (3,633,534)
                                       ----------   ----------     ----------   ----------
    Total net investment
       gains (losses)                     (48,667)    (240 426)        35,271   (3,727,338)
                                       ----------   ----------     ----------   ----------
TRANSFERS                                 (13,554)     329,662        (60,209)           -

BENEFIT DISTRIBUTIONS                    (467,287)    (296,943)      (107,734)    (798,895)
                                       ----------   ----------     ----------   ----------
INCREASE (DECREASE) IN
  NET ASSETS                            1,040,988      739,731        499,120   (4,524,199)

NET ASSETS, beginning of year           4,340,490    1,905,003      1,143,882    9,044,876
                                       ----------   ----------     ----------   ----------
NET ASSETS, end of year                $5,381,478   $2,644,734     $1,643,002   $4,520,677
                                       ----------   ----------     ----------   ----------
                                       ----------   ----------     ----------   ----------

        The accompanying notes are an integral part of these statements.

                                                                EIN# 88-0121916

                    CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND
                                INVESTMENT PLAN

             SCHEDULE OF ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1998
                             (Form 5500 Item 27(a))

At December 31, 1998 the Trustee held for the Plan the following investments:

                                                                                              CONTRACT/
                                                               NUMBER OF                       MARKET
                                                              SHARES/UNITS       COST          VALUE
                                                              ------------   -----------    -----------
Circus Circus Common Stock Fund*                                 585,489     $12,941,384    $ 6,623,637

Fixed Income Fund                                             22,724,349      22,724,349     22,724,349
 (Merrill Lynch Retirement Preservation Trust)

General Common Stock Fund                                        262,944       6,353,602     10,107,554
 (S&P 500 Index Portfolio - SEI Fund Management)

U.S. Government Securities Fund                                  130,999       1,398,167      1,429,200
 (Federated U.S. Government Securities Fund)

Capital Fund                                                     152,066       4,938,433      5,232,603
 (Merrill Lynch Capital Fund)

Small Capitalization Index Fund                                  116,978       2,560,880      2,479,940
 (Vanguard Index Trust)

International Growth Fund                                         32,290       1,602,153      1,572,534
 (Scudder International Fund)

ESOP Fund*                                                       395,036      10,631,560      4,469,042
 (Circus Circus Common Stock)
                                                              24,400,151     $63,150,528    $54,638,859

*        Party in interest

                                                               EIN# 88-0121916
                   CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND
                                 INVESTMENT PLAN

                              REPORTABLE TRANSACTIONS
                        FOR THE YEAR ENDED DECEMBER 31, 1998
                               (Form 5500 Item 27(d))
                     (In thousands, except number of transactions)

                                                                       PURCHASES
                                                            -------------------------------
                                                              NUMBER OF                        CONTRACT/
                                                            TRANSACTIONS   SHARES     COST    MARKET VALUE
                                                            ------------   ------   -------   ------------
REPORTABLE TRANSACTIONS BY ISSUE:
SEI Trust Funds Treasury                                         656       18,725   $18,725    $18,725
Merrill Lynch Retirement Preservation Trust                      137        7,511     7,511      7,511
Circus Circus Stock*                                             132          111     1,818      1,256
Equity Account (Fund C)                                          137           97     3,323      3,729


INDIVIDUALLY REPORTABLE TRANSACTIONS:
              N/A

                                                                                   SALES
                                                            ---------------------------------------------------
                                                              NUMBER OF             ORIGINAL              GAIN
                                                            TRANSACTIONS   SHARES     COST    PROCEEDS   (LOSS)
                                                            ------------   ------   --------  --------  --------
REPORTABLE TRANSACTIONS BY ISSUE:
SEI Trust Funds Treasury                                         615       18,644   $18,644   $18,644   $     -
Merrill Lynch Retirement Preservation Trust                       42        4,436     4,436     4,436         -
Circus Circus Stock*                                              80          187     4,541     3,276    (1,265)
Equity Account (Fund C)                                           32           65     1,455     2,209       765


INDIVIDUALLY REPORTABLE TRANSACTIONS:
              N/A


*        Party in interest

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                               Mandalay Resort Group

                               (formerly Circus Circus Enterprises, Inc.)
                               as Plan Administrator of the
                               Circus Circus Employees' Profit
                               Sharing and Investment Plan


June 29, 1999                  By GLENN SCHAEFFER
                                  --------------------------------
                                  Glenn Schaeffer
                                  President, Chief Financial Officer
                                  and Treasurer

                                  EXHIBIT INDEX

No.                  Description
---                  -----------
23      Consent of Arthur Andersen LLP